MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management team investing in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through market cycles.

Mundoval Facts

As of 7/31/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 28
2012 Turnover: 29%
Net Assets: $17.9 mil
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be

Do You Know Where Your Retirement Assets Are?

The US Bureau of Labor Statistics estimates that Americans spend only **4.6 years** in a job before changing employers.

Have you changed jobs in your career? Do you have old retirement plans or 401k's from previous employers you've stopped paying attention to?

Streamline and simplify your retirement assets with Mundoval:

- ***Simple to Start***: assets from employee-sponsored retirement plans or other IRAs can be rolled into a Mundoval IRA with our transfer/rollover request form. Mundoval does not charge a front-end load or fee to open your IRA.
- ***Let Us Help***: we will gladly meet with you, speak with your current retirement plan administrator or take other steps to facilitate a smooth transfer to Mundoval.
- ***Accessible Minimum***: a new Mundoval IRA can be opened with as little as $3000.
- ***Easy to Track***: investors can follow the net asset value and performance of their Mundoval IRA online. The Mundoval team also posts monthly investing insights to keep fund owners up to speed on our view of the markets.
- ***A World of Value***: Mundoval follows a global value strategy. We invest in what we believe are good business trading at great prices, irrespective of country. We currently own stock in companies based in the US, China, Mexico, across Europe and beyond.